 Exhibit 99.3

SERVICES AGREEMENT

This Services Agreement (this “Agreement”) is dated as of February 12, 2021 (the “Effective Date”) by and between Orion Healthcare Acquisition Partners, LLC, a Delaware limited liability company (“Orion”) and Halle Orion Holdings LLC, a Delaware limited liability company (“Halle”). Orion and Halle are each referred to individually as a “Party,” and collectively the “Parties,” under this Agreement.

WHEREAS, Orion is the sponsor of Orion Acquisition Corp., a special purpose acquisition company (the “SPAC”) that was formed for the purpose of consummating a Business Combination (as defined in the Amended and Restated Certificate of Incorporation of the SPAC).

WHEREAS, Halle or an Affiliate thereof is a party to that certain Amended and Restated Limited Liability Company Agreement of Orion dated as of the date hereof (the “A&R LLC Agreement”), and is a Member of Orion (as defined in the A&R LLC Agreement).

WHEREAS, Orion wishes to engage Halle to perform certain services with respect to Orion’s activities related to the SPAC, and Halle wishes to provide such services to Orion, in accordance with the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and in other related agreements being executed as of the date hereof (including the A&R LLC Agreement), and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Definitions. In this Agreement, the following terms shall have the following respective meanings:

a.	“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

b.	“Legal Requirement” means all federal, state and local laws, statutes, codes, rules, regulations, ordinances, measures, judgments, determinations, orders, decrees, writs, injunctions, acts and the like of any government, agency, governmental department, commission, board, bureau, court, or instrumentality of the United States of America or any other country or any state or other political subdivision thereof (whether now or hereafter constituted and/or existing), any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any arbitrator or arbitration panel, including common law.

c.	“Person” means an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any governmental entity or any similar entity.

d.	“Representatives” means any equity holders, members, partners, officers, directors, employees, lenders, agents, representatives of a Person.

2.	Services.

a.	Services. Subject to the terms and conditions of this Agreement, during the Term (as defined herein), starting on the date of closing of the initial public offering of the SPAC (the “IPO Date”), Halle agrees to and shall provide to Orion the services listed in Schedule A, as may be modified from time to time pursuant to this Agreement (each individually a “Service” and collectively, the “Services”), which Services shall include, and Halle shall perform (at no additional cost to Orion), all ancillary functions and activities reasonably related thereto, even though such ancillary functions and services are not specifically identified in this Agreement (including the schedules hereto). Unless Schedule A expressly provides otherwise, in the event of an express conflict between the terms of the body of this Agreement and the terms of Schedule A with respect to any applicable Service, the body of this Agreement will control with respect to such Service.

b.	Service Standards. Halle shall perform all its obligations hereunder at a reasonable quality, time, availability, standard of care, and other levels and measurements of service, which shall be no less than the quality, time, availability, standard of care and other levels and measurements of service at which similar activities are performed for Halle’s own business. Without limiting the foregoing, Halle shall perform its obligations hereunder with reasonable skill and care, with qualified personnel, in a professional and workmanlike manner, and following the best practices in the financial services industry.

c.	Insurance. Halle shall procure and maintain during the Term and for one (1) year thereafter, insurance and coverage in amounts customary and reasonable under the circumstances for its business with financially sound and reputable insurers.

d.	No Fee or Reimbursement. Halle acknowledges and agrees that it has received sufficient consideration to perform the Services, including the membership interest in Orion enjoyed by Halle or its Affiliate, and it shall not charge any fees under this Agreement. In addition, Orion has no obligation to reimburse Halle for any out-of-pocket costs and expenses, including those associated with third party supplies or travel (if any).

e.	Records. Halle shall keep and maintain complete and accurate books and records (including email archives and other data and databases in any form or format) pertaining to this Agreement in accordance with its internal document retention policies and procedures, but, in any event, until at least six (6) years after the expiration or other termination of this Agreement or for such longer period as may be required by Legal Requirements. Upon the expiration or other termination of this Agreement, Halle will promptly (and no later than ten (10) days after such expiration or other termination) make available to Orion an electronic copy of all documents, emails, and other data and/or databases of Orion that are stored on Halle’s internal, cloud or other systems or devices, in the format that Halle (or any applicable vendor) maintained such documents, emails, and other data and/or databases during the term of this Agreement.

3.	Warranties; Indemnification.

a.	Mutual Representations and Warranties. Each Party represents and warrants that (i) it has the legal power and authority and all other necessary rights to enter into this Agreement and perform its obligations hereunder and consummate the transactions contemplated hereby without the necessity of any act or consent of any other person or entity and (ii) the person executing this Agreement on its behalf has the full right and authority to enter this Agreement and to bind such Party to each and every obligation herein.

b.	Halle Indemnification. Halle will indemnify, defend and hold harmless, at its expense and under its control (including selection of counsel), Orion and its Affiliates, and their respective Representatives, successors and permitted assigns against any and all Losses (including reasonable investigation and legal costs and expenses and any other reasonable cost or expense arising from or incurred in connection with any Proceeding or judgment relating to any matter described in this clause, or in enforcing the indemnity provided by this Section 3.b) arising out of or related to any gross negligence, willful misconduct, intentional breach, fraud, or violation of any Legal Requirement by Halle, any of its Affiliates, and/or any of their respective Representatives, successors and permitted assigns.

i.	“Liability” means any liability or obligation of any kind or nature whatsoever, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due and regardless of when asserted.

ii.	“Losses” means any and all losses, Liabilities, disbursements, damages, injuries, demands, Proceedings, judgments, awards, settlements, assessments, deficiencies, taxes, fines, penalties, fees, costs, expenses and reductions in value, in each case, whether or not arising out of a third party claim.

iii.	“Proceeding” means any action, arbitration, audit, charge, claim, complaint, demand, dispute, inquiry, hearing, investigation, litigation, judgment, mediation, order, proceeding or suit (whether civil, criminal, administrative or investigative).

c.	Procedure. If a Person (the “Indemnitee”) receives any notice of any Losses with respect to which Halle has an obligation of indemnity hereunder, then the Indemnitee will give Halle written notice of such Losses setting forth in reasonable detail the facts and circumstances surrounding the Losses. Any failure or delay to give Halle written notice shall not relieve Halle of its indemnification obligations, except and only to the extent Halle is actually prejudiced thereby. The Indemnitee shall have the right to participate in the defense of any relevant Proceeding at its expense with counsel it selects. Halle shall immediately assume the full control of the defense or settlement of such Proceeding, including the selection and employment of counsel, and shall pay all authorized and documented costs of such defense. Halle may not, without the prior written consent of the Indemnitee (such consent not to be unreasonably withheld, conditioned, or delayed), (i) settle or compromise any such Proceeding or enter into a consent judgment other than monetary damages that are paid in full by Halle or (ii) make any admission or agree to any finding of wrongdoing, violation of Legal Requirements or violation of the rights of any third party with respect to the Indemnitee.

4.	Confidentiality.

a.	Confidential Information. During the Term, each Party shall hold and shall cause its Affiliates to hold, and shall use commercially reasonable efforts to cause its Representatives to hold, in confidence any and all information (whether in written, electronic or oral form) that a reasonable Person would consider to be confidential under the circumstances that is disclosed by a Party (the “Disclosing Party”) to another Party (the “Receiving Party”) under this Agreement, whether or not in writing and whether or not labeled or identified as confidential or proprietary (“Confidential Information”), and shall cause its Representatives to, protect the Disclosing Party’s Confidential Information by using the same degree of care, but no less than a reasonable degree of care, to prevent the unauthorized disclosure of such Confidential Information as the Receiving Party uses to protect its own confidential information of a like nature. The Receiving Party shall not, and shall cause its Affiliates and each of its and its Affiliates’ Representatives not to, disclose to any other Person or use, except for purposes of this Agreement, including as permitted by the licenses granted herein (and only in accordance with applicable Legal Requirements), any information that is Confidential Information of the Disclosing Party; provided that the Receiving Party may disclose such Confidential Information, to the extent permitted by applicable Legal Requirements (a) to its Representatives, consultants and contractors solely on a need to know basis in connection with the performance of the Receiving Party’s obligations or enjoyment of rights under this Agreement so long as such Representatives, consultants and contractors are under an obligation to maintain the information as confidential in accordance with this Section 4.

b.	Exclusions. The confidentiality obligations in this Section 4 shall not apply to any (a) information that is or becomes publicly available (other than as a result of disclosure by the Receiving Party or its Representatives in violation of this Agreement), from and after the date of public availability; (b) information that is or becomes available to the Receiving Party on a non-confidential basis by a third party, which third party, to the Receiving Party’s knowledge, is not bound by any contractual or other obligation of confidentiality to the Disclosing Party with respect thereto; provided that (i) under the circumstances of disclosure, the Receiving Party does not owe a duty of non-disclosure to such third party, (ii) the third party’s disclosure does not violate a duty of non-disclosure owed to another Person, including the Disclosing Party and (iii) the disclosure by the third party is not otherwise unlawful; (c) information developed by the Receiving Party or any of its Representatives independent of any of the Disclosing Party’s Confidential Information; or (d) information that was in the Receiving Party’s possession prior to its receipt from or on behalf of the Disclosing Party and received from a source other than the Disclosing Party or its Representatives, which source, to the Receiving Party’s knowledge, is not bound by any contractual or other obligation of confidentiality to the Disclosing Party with respect thereto. Information disclosed in the course of the negotiation of this Agreement and the terms and conditions of this Agreement shall constitute the Confidential Information of the Disclosing Party. In the event that the Receiving Party or any of its Representatives becomes legally compelled by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar judicial or administrative process to disclose any of the Disclosing Party’s Confidential Information, the Receiving Party shall, unless prohibited by Legal Requirements, provide the Disclosing Party with prompt prior written notice of such requirement, and, to the extent reasonably practicable, cooperate with the Disclosing Party (at the Disclosing Party’s expense) in any efforts by the Disclosing Party to obtain a protective order or similar remedy, as the case may be, to cause such Confidential Information not to be disclosed, including interposing all available objections thereto, such as objections based on settlement privilege. In the event that such protective order or other similar remedy is not obtained, the Receiving Party shall furnish only that portion of the Confidential Information that has been legally compelled, and shall cooperate with the Disclosing Party (at the Disclosing Party’s expense) in any efforts by the Disclosing Party to obtain assurance that confidential treatment will be accorded such disclosed Confidential Information.

c.	Upon the written request of the Disclosing Party, the Receiving Party shall immediately destroy or return to the Disclosing Party, as requested by the Disclosing Party, all Confidential Information of the Disclosing Party in its possession, together with all records in any manner pertaining to any of the Disclosing Party’s Confidential Information and, upon request, provide a certificate from an authorized officer of completion of the foregoing.

d.	This Section 4 and the Parties’ obligations hereunder shall survive the expiration or other termination of this Agreement.

5.	Term and Termination.

a.	Term. This Agreement shall commence on the Effective Date and remain in force until the earlier to occur of (i) the consummation by the SPAC of the Business Combination (as defined in the Amended and Restated Certificate of Incorporation of the SPAC) or (ii) the liquidation of the SPAC (such period, the “Term”).

b.	Termination. This Agreement shall automatically terminate upon the expiration of the Term. Orion may terminate this Agreement for any reason or no reason upon sixty (60) days’ notice to Halle. In addition, if Halle materially breaches this Agreement and does not cure such breach within ten (10) business days after receiving written notice of such breach, then Orion may terminate this Agreement, subject to the mediation process further set out in the Cause definition in the A&R LLC Agreement. Halle may terminate this Agreement upon thirty (30) days’ notice to Orion, if (i) the Term has exceeded thirty (30) months from the IPO Date and the SPAC has not entered into any letter of intent or other agreement to complete the Business Combination, or (ii) the Term has exceeded thirty-three (33) months from the IPO Date. Subject to the immediately preceding sentence, notwithstanding anything to the contrary herein, this Agreement may not be terminated by Halle for any reason, whether under contract or at law, and Halle shall not have the right to, directly or indirectly, seek rescission, revocation, or termination of this Agreement or any other remedy that seeks to invalidate, terminate, void, or undo this Agreement in whole or in part. Halle acknowledges and agrees that, its sole remedies for breach by Orion of this Agreement shall be to bring a claim to recover damages and to seek appropriate equitable relief, subject to the restriction in the foregoing sentence.

c.	Effect upon Termination. The following shall survive the expiration or other termination of this Agreement: any obligation of either Party which accrued prior to the expiration or other termination, and Sections 1 (Definitions), 2.c (Insurance), 2.d (No Fee or Reimbursement), 2.e (Records), 3 (Warranties; Indemnification), 4 (Confidentiality), 5.c (Effect upon Termination), and 6 (Miscellaneous).

6.	Miscellaneous.

a.	Governing Law. All questions concerning the construction, validity and interpretation of this Agreement (and all Schedules and exhibits hereto) will be governed by and construed in accordance with the internal Legal Requirements of the State of Delaware, without giving effect to any choice of law or conflict of law provision that would cause the application of the Legal Requirements of any jurisdiction other than the State of Delaware. Notwithstanding anything to the contrary contained herein, the Parties shall continue performing their respective obligations under this Agreement during any dispute.

b.	Waiver of Jury Trial. AS A SPECIFICALLY BARGAINED INDUCEMENT FOR EACH OF THE PARTIES TO ENTER INTO THIS AGREEMENT (EACH PARTY HAVING HAD OPPORTUNITY TO CONSULT COUNSEL), EACH PARTY EXPRESSLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY LAWSUIT OR PROCEEDING RELATING TO OR ARISING IN ANY WAY FROM THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS.

c.	Arbitration; Submission to Jurisdiction. All claims, disputes, controversies or other matters in question arising under or relating to this Agreement (collectively, “Disputes”) shall, if not resolved within ten (10) days of preliminary negotiation between the parties to such Dispute be resolved through binding arbitration in accordance with the commercial arbitration rules and practices of the American Arbitration Association. The site of such arbitration shall be in New York, New York, or such other place as is mutually agreeable to the parties. The cost of each arbitration proceeding, including the arbitrator’s compensation and expenses, hearing room charges, court reporter transcript charges, reasonable attorney fees and expenses, etc., shall be allocated among the parties to such Dispute based upon the percentage that the portion of the contested amount in such Dispute not awarded to each party bears to the amount actually contested by such party. The parties hereto agree that the remedies provided under this Section shall be the sole and exclusive remedies for resolving and remedying all Disputes hereunder. Subject to the foregoing, each of the parties hereto submits to the jurisdiction of any U.S. state or federal court sitting in New York, New York in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court. Each party hereto also agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other party with respect thereto. Any party hereto may make service on any other party by sending or delivering a copy of the process to the party to be served at the address and in manner provided for the giving of notices in Section 6.d. Nothing in this Section, however, shall affect the right of any party to serve legal process in any other manner permitted by law or at equity. Each party hereto agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity.

d.	Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when (a) delivered personally to the recipient, (b) when sent by electronic transmission (including by electronic mail), or (c) one business day after being sent to the recipient by reputable overnight courier service (charges prepaid). Such notices, demands and other communications shall be sent to Orion or Halle at the respective addresses indicated below or to such other address or to the attention of such other Person as the recipient Party has specified by prior written notice to the sending Party. All notices, demands and other communications hereunder may be given by any other means (including electronic mail), but shall not be deemed to have been duly given unless and until it is actually received by the intended recipient.

To Halle:

767 5th Avenue, 44th Floor
New York, NY 10153
Attention: JP Gutfreund
E-mail: jp@hallecapital.com

To Orion:

767 3rd Ave, 11th Floor
New York, NY 10013
Attention: Beau Garverick
E-mail: beau@orionhp.com

e.	Injunctive Relief. Each Party acknowledges that the breach or threatened breach of this Agreement could give rise to irreparable injury to the other Party which would be inadequately compensated in monetary damages. Notwithstanding anything in this Agreement to the contrary, each Party and/or its successors or assigns may, in addition to any other rights and remedies existing in such Party’s favor, enforce their rights and the breaching Party’s obligations hereunder by an action or actions for specific performance, injunctive and/or other relief, without any requirement of proving actual damages or posting any bond or other security.

f.	Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the Parties and their respective successors and assigns. Neither Party may assign this Agreement, or any rights or obligations under this Agreement, without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed); provided that any direct or indirect change of control of a Party, including in connection with a merger, sale of all or substantially all of such Party’s assets to which this Agreement relates, or a stock sale, shall be deemed an assignment under this Agreement. Any assignment or purported assignment in violation of this Section shall be null and void.

g.	Relationship of the Parties. This Agreement does not create a partnership, franchise, joint venture, agency, and fiduciary or employment relationship between the Parties, other than where expressly provided.

h.	Amendments. This Agreement may be amended or modified only by a written agreement executed by Halle and Orion. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party hereto effected in a manner which does not comply with this Section 6.h shall be void.

i.	Waivers. Halle may waive compliance by Orion with any term or provision of this Agreement. Orion may waive compliance by Halle with any term or provision of this Agreement. Any agreement on the part of any Party to any such waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of or delay by any Party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights; provided that time is of the essence with respect to each and every provision of this Agreement.

j.	Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Legal Requirements, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Legal Requirement, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Agreement.

k.	No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Person by virtue of the authorship of any of the provisions of this Agreement.

l.	Entire Agreement. This Agreement and the agreements and documents referred to herein contain the entire agreement and understanding among the Parties and supersede any prior agreements and understandings between the Parties, whether written or oral, which may have related to the subject matter hereof in any way.

m.	Counterparts. This Agreement may be executed in one or more counterparts (including by means of portable document format (pdf) signature pages), each of which will be deemed an original but all of which taken together will constitute one and the same instrument.

n.	Descriptive Headings. The headings and captions used in this Agreement and the table of contents to this Agreement are for convenience of reference only and do not constitute a part of this Agreement and will not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement will be enforced and construed as if no caption had been used in this Agreement.

o.	Interpretation. The terms “hereof,” “herein” and “hereunder” and terms of similar import will refer to this Agreement as a whole and not to any particular provision of this Agreement. Section, clause, exhibit and schedule references contained in this Agreement are references to Sections, clauses, exhibits and schedules in or attached to this Agreement, unless otherwise specified. Each defined term used in this Agreement has a comparable meaning when used in its plural or singular form. Each gender-specific term used in this Agreement has a comparable meaning whether used in a masculine, feminine or gender-neutral form. Each reference in this Agreement to any Legal Requirement will be deemed to include such Legal Requirement as it hereafter may be amended, supplemented or modified from time to time and any successor thereto, unless such treatment would be contrary to the express terms of this Agreement. Unless expressly stated otherwise, wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation” regardless of whether such words are included in some contexts but not others.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have executed this Services Agreement as of the date first written above.

Halle HALLE ORION HOLDINGS LLC By: /s/ John P. Gutfreund Name: John P. Gutfreund Title: Managing Partner

Orion ORION HEALTHCARE ACQUISITION PARTNERS, LLC By: /s/ Beau Garverick Name: Beau Garverick Title: CEO & CFO

Schedule A
Services

1. Employment. Halle, or an affiliate of Halle, shall offer employment to Beau Garverick and Kevin Berena. [1]

2. Staffing.

(a) Halle will provide Orion with a mutually acceptable dedicated FTE to help work on the SPAC. It is expected that this employee would start on or about March 15, 2021.

(b) Halle will provide additional analytical and deal execution capacity should it be reasonably needed. The SPAC’s success would be an important initiative at Halle, and the full investment team would make itself available should their assistance be needed from time to time.

(c) Halle will provide Orion with an administrative assistant based in NYC that will prioritize Orion’s organizational needs as their top priority. These services will include but not be limited to answering phones, booking travel, personal expense management, calendaring of meetings, and other related workflows.

3. Office Infrastructure and Supplies.

(a) Office Space. Orion shall have the ability to utilize free office space and a conference room when the Orion team is in New York City.

(b) IT-related needs. Halle will provide all IT-related needs, including computer equipment, necessary software (Outlook, etc.), printers, scanners, telephone lines, file sharing and hosting functionalities, and an IT help desk. Halle will also assist with website development and monitoring, domain hosting, and publishing press releases and other items to the website. Halle will provide commercially reasonable IT security measures and systems that follow best practices and comply with industry standards for the financial industry.

(c) Administrative Services. Halle will provide all administrative services associated with Orion’s operations, including accounting, tax services, bill pay, standard office supplies, and mail forwarding.

(d) Research Data Services. Halle will provide a login for PitchBook and CapitalIQ. Upon Orion’s request, Halle will provide access to other research providers, within reason, that Halle has access to, including investment banks.

4. Legal. Halle will provide access to general legal services on-demand for Orion (including with respect to the directors and officers thereof). These services are anticipated to be provided by Greg Kramer at Haynes & Boone (for corporate matters), but may be provided by other lawyers at Haynes & Boone or other reputable firms if necessary. The aggregate amount payable by Halle for such legal services during the term of the Agreement shall not exceed $300,000.

5. Consultants. Halle currently works with a wide variety of consultants. Halle would provide connectivity to these relationships and help to negotiate favorable rates for these services. Examples of these services include public relations, regulatory consultants, industry consultants, financial/accounting due diligence providers, and general business consultants.

6. Unexpected/Other Items. Halle will use commercially reasonable efforts to provide broad assistance to Orion to support its activities related to the SPAC, in the spirit of giving Orion all the resources it needs to help successfully pursue an acquisition target. Halle will stand ready to assist Orion (within reason) as unexpected items come up.

[1]        Such employment arrangements to be further set out in separate agreements.